Exhibit 99.6

George W. Shuster Jr.

+1 617 526 6572 (t)

+1 617 526 5000 (f)

george.shuster@wilmerhale.com

September 5, 2017

By Email (michael.littenberg@ropesgray.com)

Michael Littenberg

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Re:	MusclePharm Corporation / Ryan Drexler

Dear Michael:

As you know, we represent Ryan Drexler in regards to his investment in your client, MusclePharm Corporation (“MusclePharm”). I am writing in respect of MusclePharm’s forthcoming payment obligations in respect of a part of that investment, because Mr. Drexler understands that MusclePharm may not have sufficient funds available to satisfy those obligations, and because Mr. Drexler is interested in discussing a potential restructuring of those obligations.

Specifically, Mr. Drexler is the holder of three secured promissory notes: (i) a Convertible Secured Promissory Note dated as of December 3, 2015, in the original principal amount of $6,000,000 (as amended, restated, or otherwise modified from time to time, the “2015 Note”), (ii) a Convertible Secured Promissory Note dated as of November 8, 2016, in the original principal amount of $11,000,000 (as amended, restated, or otherwise modified from time to time, the “2016 Note”) and (iii) a Secured Demand Promissory Note dated as of July 6, 2017, in the original principal amount of $1,000,000 (as amended, restated, or otherwise modified from time to time, the “2017 Note”; together with the 2016 Note and the 2015 Note, the “Notes”). All principal and interest in respect of the 2015 Note and the 2016 Note will become due and payable as of November 8, 2017, and all principal and interest in respect of the 2017 Note is due and payable on demand. As such, as of November 8, 2017 at the latest, assuming no prepayment or conversion has occurred prior to that time and assuming Mr. Drexler makes a payment demand in respect of the 2017 Note, we calculate that MusclePharm would be required to pay Mr. Drexler at least $18,000,000 plus any accrued and unpaid interest as of that date.

Mr. Drexler understands that MusclePharm is unlikely to be able, from its projected cash on hand and other liquid assets, to pay these obligations when they become due. Mr. Drexler is also concerned that MusclePharm may not be in a position at this time to attract acceptable third-party financing that would provide MusclePharm with the liquidity it would need to pay these obligations when due.

September 5, 2017

Accordingly, Mr. Drexler would like to explore a restructuring of the Notes on the following terms:

•	The maturity dates for the Notes would be modified to extend those dates by at least one (1) year.

•	All accrued but unpaid interest in respect of the Notes as of the date of the restructuring would be paid in cash.

•	Following the effective date of the restructuring, interest would accrue on all principal and capitalized interest under the Notes at an increased rate (and would include a corresponding increased default rate). Accrued but unpaid interest would compound quarterly.

•	A one-time restructuring fee, in an amount to be discussed, would be earned by Mr. Drexler as of the effective date of the restructuring but would not be payable until maturity (and would not accrue interest to maturity).

•	Customary additional events of default (litigation, cross-defaults, material adverse change, etc.), creating additional rights of Mr. Drexler to accelerate, would be added to the Notes.

•	A premium would be due and payable in connection with any payment or other satisfaction of any principal amount of the Notes after any payment default has occurred, whether or not in connection with any acceleration, bankruptcy, or other circumstance, equal to a percentage of the amount so paid or otherwise satisfied.

•	All reasonable, out-of-pocket legal expenses incurred by Mr. Drexler in connection with the restructuring of the Notes would be paid in cash by MusclePharm on the effective date of the restructuring.

•	Mr. Drexler would retain the right, but would not be obligated, to convert all or any part of the obligations under the 2015 Note and the 2016 Note into common stock of MusclePharm, and the conversion price would be reduced to a per share amount to be discussed. Mr. Drexler would have the right, but would not be obligated, to convert all or any portion of the obligations under the 2017 Note into common stock of MusclePharm at a conversion price per share consistent with the reduced conversion price under the 2015 Note and the 2016 Note.

September 5, 2017

•	Mr. Drexler would retain all other rights in respect of MusclePharm, including in respect of his stock, warrants, and employment agreement (as now in effect or as may be amended).

•	All other terms of the Notes would remain the same. MusclePharm would make customary acknowledgements regarding the obligations owed to Mr. Drexler and the security interest of Mr. Drexler, would assist with any additional security interest grant, documentation, or other actions requested by Mr. Drexler, and would execute a general release in favor of Mr. Drexler.

Mr. Drexler understands that Mr. Bush and Mr. Desmond will be reviewing the alternatives available to MusclePharm in addressing its obligations under the Notes and other liquidity needs independently of Mr. Drexler, and that they plan to work with an independent financial advisor to assist them in this evaluation. Mr. Drexler is suggesting this discussion at this time, several months before the November 8, 2017 maturity date for the 2015 Note and the 2016 Note, to allow that evaluation to take place in a timely manner.

Neither this letter, nor any of the terms and conditions or other preliminary matters outlined in this letter are binding on either Mr. Drexler or MusclePharm, unless and until memorialized in a definitive written agreement signed by an authorized representative of each party and delivered to the other party, and this letter is not a formal commitment to restructure the Notes. Rather, it is a framework for discussion and, if agreed to, will be the basis upon which we will proceed. Either Mr. Drexler or MusclePharm may, at any time prior to execution of such definitive agreements, propose different terms from those summarized herein or unilaterally terminate all further discussions pursuant to this letter without any liability whatsoever to the other party. In all events, the terms of the potential restructuring set forth in this letter are expressly conditioned on the receipt of all applicable consents and approvals, the making of any required filings, and the satisfaction of any other requirements under applicable laws and regulations.

We look forward to discussing this letter and the potential restructuring terms described above with you or other representatives of MusclePharm, and in the meantime I am available if you have any questions about this letter.

Sincerely,

/s/ George W. Shuster, Jr.

George W. Shuster, Jr.